Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (this “Amendment”) dated as of January 24, 2008 is by and between Nautilus, Inc., a Washington corporation (the “Company”), and Computershare Trust Company N.A. (the “Rights Agent”).

RECITALS

WHEREAS, the Rights Agent and the Company are parties to that certain Rights Agreement dated as of October 29, 2007 (the “Rights Agreement”);

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend the Rights Agreement during such time as the Rights are redeemable; and

WHEREAS, the Board of Directors of the Company has determined to amend the Rights Agreement in certain respects and has so directed the Rights Agent.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration the Company and the Rights Agent hereby agree:

AGREEMENT

1. Definitions. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to them in the Rights Agreement.

2. Amendments. Section 7(a) of the Rights Agreement is hereby deleted and replaced in its entirety with the following paragraph:

Section 7. Exercise of Rights, Purchase Price; Expiration Date of Rights.

(a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each share of Common Stock (or other securities, cash or assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the “Expiration Date”) that is the earliest of (i) the close of business on January 22, 2008 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”) or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

3. Remaining Terms. Those portions of the Rights Agreement that are not expressly amended hereby shall continue in full force and effect. Notwithstanding the foregoing, the Rights Agent and the Company acknowledge and agree that upon the Expiration Date the Rights Agreement shall terminate and be of no further force and effect.

4. Integration. This Amendment, read in conjunction with the Rights Agreement, constitutes the entire agreement between the parties with respect to the subject mater hereof and expressly replaces, supersedes and negates any prior or contemporaneous agreements, whether written or oral.

5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which, taken together, shall constitute one document, and shall be effective when signed by all parties hereto. Signatures transmitted via facsimile shall be effective and binding for all purposes.

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Rights Agreement to be duly executed and attested, all as of the day and year first above written.

NAUTILUS, INC.

Attest:	/s/ Teresa Feeser	By:	/s/ Wayne Bolio
		Name:	Wayne Bolio
		Title:	Chief Administrative Officer

COMPUTERSHARE TRUST COMPANY, N.A.

Attest:	/s/ Patrick Hayes	By:	/s/ Ian Yewer
		Name:	Ian Yewer
		Title:	Branch President